LMIC, Inc.
                            6435 Virginia Manor Road
                              Beltsville, MD 20705




                                                                  March 14, 2005



BY EDGAR


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:    LMIC, Inc.
                  (File No. 333-122828)
                  Form RW - Withdrawal

Ladies and Gentlemen:

      Pursuant to the General Rules and Regulations under the Securities Act of 1933, as amended, LMIC, Inc. (the "Registrant"), submitted electronically via the EDGAR system its Form SB-2 for securities to be registered pursuant to the Securities Act of 1933, as amended, dated February 14, 2005 but not filed until after close of business of the Securities and Exchange Commission on such date and therefore has a filing date of February 15, 2005 (the "Registration Statement").

      No securities to be registered under the Registration Statement have been sold. Accordingly, we hereby respectively request, on behalf of the Registrant, the withdrawal of the Registration Statement with a filing date of February 15, 2005.

                                          Sincerely,

                                         /s/ Luis Negrete
                                         ----------------
                                         Luis Negrete
                                         President & COO